July 19, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: NPS Pharmaceuticals, Inc. (the "Company")
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 11, 2010
      Definitive Proxy Statement filed April 6, 2010
      File No. 000-23272

Ladies and Gentlemen:

This letter is in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission ("Commission") raised in the Staff's letter dated July 2, 2010 (the "Comment Letter") with respect to the Staff's review of the above-referenced filings. Set forth below are the Company's responses to the Staff's comments. To facilitate your review, the Staff's comments are reprinted in italics below, numbered so as to correspond to the numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Royalty-Based Products and Product Candidates, page 10

1. Please revise this section to provide a comprehensive discussion of the material terms of each of the registrant material agreements that are referred to in this section and filed as exhibits to the 10-K including the following as may be applicable:
  Material rights or benefits and obligations of each party to the agreement;
  Technology or intellectual property transferred to other party or received by the registrant;

  The amount of licensing fees and aggregate potential milestone payments either payable of receivable by the registrant;
  The amount of licensing and milestone payments a1ready received or paid;
  The amount of royalties payable or receivable expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.); and
  The duration of each contract and the provisions related to termination.

Company Response:

The Company acknowledges the Staff's comment, and, with respect to the material agreements referred to in the referenced section of the Company's Form 10-K and filed as exhibits thereto (the "Material Agreements"), the Company respectfully notes that disclosure concerning the material terms of the Material Agreements was included on pages 11-13 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K") and in Footnote 2, "Collaborative and License Agreements" beginning on page 64 of the 2009 Form 10-K. In response to the Staff's comment, however, the Company is supplementally providing consolidated, and if meaningful, expanded disclosure regarding the material terms of the Material Agreements on the attached Appendix A, and respectfully submits that the Company proposes to include substantially similar disclosure in future filings beginning with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, unless such disclosure is required in an earlier filing or determined no longer to be material in accordance with the Commission's rules and regulations. Note that the bolded text in Appendix A represents our proposed additions to the Company's existing disclosure. For purposes of clarity, the language in Appendix A will appear in the notes to the consolidated financial statements and will be cross-referenced in Part I, Item 1.

The Company respectfully notes that it has been granted confidential treatment for certain payment terms under: (i) the Distribution and License Agreement between Registrant and Nycomed Danmark ApS (filed as Exhibits 10.11A and 10.11B to the 2009 Form 10-K), (ii) the License Agreement, dated July 2, 2007, between NPS Allelix Corp. and Nycomed Danmark (filed as Exhibit 10.11C to the 2009 Form 10-K), and (iii) the Distribution and License Agreement among the Company, NPS Allelix Corp. and Nycomed GmbH ("Nycomed") (filed as Exhibits 10.20 and 10.21 to the 2009 Form 10-K). As a result, the supplemental disclosure of the Nycomed agreements set forth on Appendix A does not include disclosure of the royalty rates receivable under those agreements, which rates were covered by the Company's confidential treatment request.

The Company further notes that: (i) the Company sold its right to receive royalty payments arising from sales of Preotact under its agreement with Nycomed to an affiliate of DRI Capital, Inc. ("DRI"), as disclosed on pages 12 and 77 of the 2009 Form 10-K, and (ii) all of the Company's royalty and milestone payments under its agreement with Amgen Inc. (filed as Exhibit 10.7 to the 2009 Form 10-K) have been pledged to service and secure certain non-recourse debt issued by the Company in 2004 and 2007, as disclosed on page 11 and 76-77 of the 2009 Form 10-K. In February 2010, the Company sold its right to receive royalty payments under its agreement with Kyowa Kirin to DRI, as disclosed on pages 11 and 61 of the 2009 Form 10-K.

Notes to Consolidated Financial Statements
(1) Organization and Summary of Significant Accounting Policies, page 60
(e) Goodwill, page 62

2. You disclose on page 75 in your December 31, 2008 Form 10-K that goodwill recorded on the balance sheet relates to the acquisition of Allelix in 1999. You disclose on page 87 of the December 31, 2009 Form 10-K that Allelix did not have active operations for approximately two years. Please tell us why goodwill was not impaired at December 31, 2008 or at a reporting date before the sale of the majority interest in this subsidiary in December 2009. Further, please tell us why a goodwill balance remains after this sale.

Company Response:

The Company performed its annual goodwill impairment test consistent with its critical policy described on page 66 of its Form 10-K for the year ended December 31, 2008, noting no impairment of goodwill as of December 31, 2008. The first step in that analysis is to determine the fair value of the Company's reporting unit and to compare to its book value, including goodwill.

The Company considers itself a single reportable segment and reporting unit. The Company determines the fair value of our single reportable segment using our quoted market price per NASDAQ. On December 31, 2008 the closing stock price of the Company was $6.21. With approximately 47.5 million shares outstanding at December 31, 2008, the Company had a market capitalization of $295.0 million and a negative net book value of approximately $214.7 million. As the fair value of the Company exceeded its negative book value at December 31, 2008, the second step in the two-step analysis was not necessary. There were no events or changes in circumstances that would indicate our goodwill might be impaired from December 31, 2008 through the date of its next annual impairment test on December 31, 2009. The Company will continue to review its goodwill balance for possible impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Effective January 1, 2008 all assets of Allelix, except certain tax attributes, were transferred to another NPS subsidiary. As a result, Allelix did not meet the definition of a business on the date of sale, and accordingly, the Company did not allocate goodwill to Allelix upon the sale of the Company's majority interest in this subsidiary.

(g) Revenue Recognition page 62

3. Please revise your disclosure to specifically explain the circumstances where you would not recognize up-front nonrefundable license fees over the period of continuing involvement. The disclosure that states "unless another pattern is apparent" is vague. For your September 2007 license agreement with Nycomed, please disclose when the performance period ended. Please clarify whether you have any remaining obligations under this agreement and specifically tell us how you addressed the management committee obligation and the joint development committee obligation in your analysis.

Company Response:

The Company acknowledges the Staff's comment and respectfully submits that the Company proposes to include the revised disclosure substantially in the form set forth below beginning with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Note that the bolded text below represents our proposed changes to the Company's existing disclosure.

"The Company analyzes its revenue arrangements to determine whether the elements should be separated and accounted for individually or as a single unit of accounting. Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

The Company earns revenue from license fees, milestone payments, royalty payments, research and development support payments and product sales. The Company defers and recognizes revenue from up-front nonrefundable license fees on a straight-line basis, unless another pattern is apparent, over the period wherein the Company has continuing involvement in the research and development project ~~unless another pattern is apparent~~. The Company recognizes revenue from up-front nonrefundable license fees upon receipt when there is no continuing involvement in the research and development project. The Company recognizes revenue from its milestone payments as agreed-upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payment approximates the fair value of achieving the milestone. Royalties from licensees are based on third-party sales of licensed products and are recorded in accordance with contract terms when sales results are reliably measurable and collectability is reasonably assured. The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, title to product and associated risk of loss has passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured and the Company has no further performance obligations. All revenues from product sales are recorded net of the applicable provision for returns in the same period the related sales are recorded."

The Company acknowledges the Staff's comment and respectfully submits that the Company proposes to include the revised disclosure regarding the disclosure of when the performance period ended for the September 2007 license agreement with Nycomed substantially in the form set forth below beginning with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. Note that the bolded text below represents our proposed changes to the Company's existing disclosure.

"Teduglutide

In September 2007 the Company entered into a license agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed the right to develop and commercialize teduglutide, outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders. Teduglutide, a proprietary analog of GLP-2, is being evaluated as GATTEX® in a Phase 3 registration study known as STEPS for intestinal failure associated with short bowel syndrome and in preclinical development for chemotherapy-induced gastrointestinal mucositis and other pediatric indications. The Company received $35.0 million in up-front fees under the agreement. Nycomed paid the

Company $10.0 million upon signing the license agreement and paid the Company an additional $25.0 million in up-front license fees in the fourth quarter of 2007. Under the terms of the agreement, the Company has the potential to earn up to $180.0 million in development and sales milestone payments plus royalties on product sales. Under the terms of the agreement, the Company was responsible to complete the first Phase 3 clinical trial in SBS and Nycomed may elect to share equally the future development costs with NPS to advance and broaden the indications for teduglutide. Additionally, under a previously existing licensing agreement with a third party, the Company paid $6.6 million in 2007 to the licensor and will be required to make future payments based on teduglutide royalties and milestone payments earned. Due to the Company's continuing involvement, the Company recognized revenue associated with the upfront fees over the estimated performance period and for the years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2009, the Company has recognized $2.5 million, $25.2 million, $7.3 million and $2.5 million in license fee revenue, respectively. The performance period ended on May 4, 2009 and therefore, the up-front license fee has been fully recognized as revenue as of June 30, 2009."

As of December 31, 2009, the Company did not have any remaining obligations under the September 2007 Nycomed agreement.

Upon entering the agreement with Nycomed, the Company did not consider its participation on the management and joint development committees to be a separate deliverable, as under the agreement:

  The formation of the committees was added to the arrangement at the Company's request; Nycomed did not request or require them. The Company added these provisions in order to stay better informed. The Company considered participation in the management and other committees to be a right rather than an obligation.

  The committees were created at NPS' request and Nycomed has the unilateral ability to make decisions and all of the activities under the agreement related to Nycomed trials for European approval.

  There are no penalties in the contract and it is not considered a material breach of the agreement if the Company does not participate in the committee meetings or activities.

  There is no specific requirement of the Company to participate.

  Exclusion of the committees from the agreement would not have changed the arrangement fee amount given this was not a significant issue to either party.

Definitive Proxy Statement filed on Apri1 6, 2010

General

4. We note your disclosure on page 15 stating that after reviewing compensation policies and practices you have concluded it is not reasonably like1y that such policies and practices would have a material adverse effect on the company. Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

Response:

In response to the Staff's comment, the Company supplementally advises the Staff that in connection with an evaluation of whether the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company, the Compensation Committee of the Board of Directors of the Company (the "Committee") reviewed all components of the Company's compensation program. As described in the Compensation Discussion and Analysis section on pages 29 - 40 of the Company's Definitive Proxy Statement filed April 6, 2010, the primary components of compensation are base salary, short-term incentive compensation and long-term incentive compensation. The Committee believes that the Company has a well-balanced and diverse compensation structure in which risk has been mitigated through the use of benchmarking and by linking an appropriate portion of compensation to the Company's long- term performance.

  Base salary compensation is reviewed and approved by the Committee for each executive based on individual performance during the prior year, as well as the base salary compensation paid to similarly situated officers in peer group companies and the recommendation of the Committee's compensation consultant, Radford. Because base salaries are periodically benchmarked to ensure consistency with industry practices, the impact of individual performance on base salary levels is limited. As a result, the Company believes that its policies and practices relating to base salary reduce the likelihood of excessive risk taking.
  Short-term incentive ("STI") compensation is reviewed and approved by the Committee for each executive based on the extent to which the Company's corporate goals and the executive's individual performance goals have been achieved for the prior year. For each executive, 75% of STI compensation is tied to achievement of the corporate goals, and the remaining 25% is tied to achievement of the individual goals. Notably, the corporate goals are not tied to short-term improvements in earnings or stock value. Rather, the specific corporate goals established by the Committee were selected because the Committee believed them to be the key metrics used by management to achieve long-term business objectives and ensure the Company's future success. As a result, the Company believes that the corporate goal component of STI compensation has a focus on the Company's long-term success. In addition, individual goals for the executives are often directly and indirectly linked to the corporate goals. Because STI compensation is tied to achievement of corporate goals and individual goals that are linked to the long-term success of the Company, the Company does not believe that it encourages excessive risk- taking.
  Long-term incentive ("LTI") compensation is granted to executives based on a philosophy that equity grants with service- or performance-based vesting requirements tie a portion of the executives' compensation to the Company's long-term performance and thereby align the interests of executives with the interests of the Company's stockholders. The Company's equity compensation program delivers compensation to executives only when the Company performs over an appropriate period of time and the value of the Company's common stock increases. The Company provides LTI awards primarily through the issuance of stock options. Executives realize value on these options only if the price of the Company's common stock increases (which benefits all stockholders) and only if the executives remain employed by the Company beyond the date that their options vest. The Committee has also utilized grants of restricted stock and restricted stock units for the purpose of recruiting, retaining and rewarding executive officers. Grants of restricted stock and restricted stock units encourage executive ownership of Company shares and align the incentives granted to executives with the interests of the Company's stockholders. Overall, the Company believes that its approach of tying a meaningful portion of executive compensation to the long-term value of the Company's equity discourages inappropriate risk-taking and is a valuable tool in managing and mitigating any risks associated with its compensation policies and practices.

Based on its determination that the individual components of the Company's compensation program do not individually or in the aggregate encourage excessive risk-taking, the Company has concluded that the risks associated with its compensation policies and practices are not reasonably likely to have a material adverse effect on NPS Pharmaceuticals, Inc.

We have prepared this response in consultation with our counsel Curtis, Mallet-Prevost, Colt & Mosle LLP.

* * * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at (908) 450-5503.

Very truly yours,

/s/ Luke M. Beshar
Luke M. Beshar
Chief Financial Officer

cc: Vanessa Robertson, Staff Accountant
     Mary Mast, Senior Staff Accountant
     Scot Foley, Staff Attorney
     Jeffrey Riedler, Assistant Director

Appendix A

The disclosure set forth below represents: (i) a consolidation of certain disclosure included on pages 11-13 and in Footnote 2, "Collaborative and License Agreements" beginning on page 64 of the Company's 2009 Form 10-K, and (ii) additional disclosure, which appears as bolded text below, that expands upon the disclosure of the material terms of the Material Agreements in the Company's 2009 Form 10-K.  For purposes of clarity, the disclosure below, to the extent deemed material, will appear in the notes to the consolidated financial statements and will be cross-referenced in Part I, Item 1.

Amgen Agreement

In 1996, the Company licensed worldwide rights (with the exception of China, Japan, North and South Korea, and Taiwan) to Amgen, Inc. to develop and commercialize cinacalcet HCl for the treatment of hyperparathyroidism and indications other than osteoporosis. Amgen is incurring all costs of developing and commercializing these products. Amgen paid the Company a $10.0 million nonrefundable license fee and agreed to pay up to $400,000 per year through 2000 in development support, potential additional development milestone payments totaling $26.0 million, and royalties on any future product sales. Through December 31, 2009, Amgen has paid the Company $19.0 million in milestone payments. The Company recognized royalties from product sales of $64.6 million, $59.6 million and $46.4 million in 2009, 2008 and 2007, respectively, under the contract. The Company receives a royalty from Amgen that represents a percentage in the high single digits to low double digits of Amgen's sales of cinacalcet HCl. The agreement with Amgen is effective until expiration of the last patent. Amgen has a right to terminate upon 90 days written notice to the Company, and either party may terminate upon material default by the other party subject to a right to cure such default. Certain agreements relating to the Class A Notes and Class B Notes limit the Company's right to terminate the license with Amgen.

Kyowa Hakko Kirin Agreement

In 1995, the Company entered into an agreement with the pharmaceutical division of Kyowa Hakko Kirin ("KHK"), formerly Kirin Pharma, to develop and commercialize compounds for the treatment of hyperparathyroidism in Japan, China, North Korea, South Korea, and Taiwan. KHK is responsible for all costs of developing and commercializing products. KHK paid the Company a $5.0 million license fee and agreed to pay up to $7.0 million in research support, potential additional milestone payments totaling $13.0 million and royalties on product sales. Any payments subsequent to June 2000 represented milestone and royalty payments. To date, Kyowa Kirin has paid the Company $7.0 million in research support and $13.0 million in milestone payments. In October 2007, Kyowa Kirin received approval from the Japanese Pharmaceuticals and Medical Devices Agency to market cinacalcet HCl in Japan for the treatment of patients with secondary hyperparathyroidism during maintenance dialysis which triggered a milestone payment. The parties participate in a collaborative research program utilizing the Company's parathyroid calcium receptor technology. Under the Company's agreement with KHK, the Company recognized milestone and license fee revenue of $0, $0 and $2.0 million in 2009, 2008 and 2007, respectively, and royalty revenue of $3.8 million in 2009, $1.9 million in 2008 and $0 in 2007. The Company receives a royalty from Kyowa Hakko Kirin that represents a percentage in the single digits of sales. The agreement with Kyowa Hakko Kirin is effective until expiration of the last patent. Kyowa Hakko Kirin has a right to terminate upon 90 days written notice to the Company, and either party may terminate upon material default by the other party subject to a right to cure such default. Certain agreements with DRI Capital Inc., or DRI (formerly Drug Royalty L.P.3) limit the Company's right to terminate this license.

Nycomed Agreements for Preotact

In 2004, the Company signed a distribution and license agreement with Nycomed in which the Company granted Nycomed the right to develop and market Preotact® (recombinant parathyroid hormone 1-84) in Europe. Nycomed also acquired an equity investment in the Company of $40.0 million through the purchase of 1.33 million shares of the Company's common stock. The agreement requires Nycomed to pay the Company up to 20.8 million Euros in milestone payments upon regulatory approvals and achievement of certain sales targets and pay the Company royalties on product sales. In July 2007, the Company entered into a new license agreement with Nycomed, pursuant to which the Company granted to Nycomed the right to commercialize Preotact in all non-U.S. territories, excluding Japan and Israel; however, Nycomed's licensed rights in Canada and Mexico, revert back to the Company if the Company receives regulatory approval for the compound in the U.S. The 2007 license agreement contains milestone and royalty payment obligations which are similar to those under the 2004 distribution and license agreement. Nycomed is required to pay the Company royalties on sales of Preotact only in the European Union, European countries outside the European Union, the Commonwealth of Independent States and Turkey. Pursuant to the Company's 2007 license agreement with Nycomed, as described below, Nycomed assumed NPS' manufacturing and supply obligations and patent prosecution and maintenance obligations under the 2004 license agreement, which occurred in 2008. As part of the manufacturing and supply transfer, Nycomed paid the Company $11.0 million during 2007, for a significant portion of the Company's existing bulk drug inventory. Cumulatively through December 31, 2009, the Company has received 7.1 million Euros in milestone payments from Nycomed under the 2004 and 2007 agreements, all of which have been recognized as revenue. The 2007 license agreement with Nycomed is effective on a country by country basis for the longer of fifteen years from first commercial sale or the expiration of the last patent. If Nycomed reasonably determines that it has no prospects for making a reasonable profit under the 2007 Agreement, and it is unable to agree to terms on a renegotiated agreement with the Company within eight weeks, Nycomed may terminate the agreement by providing the Company with six months prior written notice; provided, however, that, upon any such termination the ownership of all rights to Preotact technology, products, regulatory filings and know-how will revert to the Company. Either party may terminate upon material breach by the other party subject to a right to cure such breach. Certain agreements with DRI Capital Inc., or DRI (formerly Drug Royalty L.P.3) limit the Company's right to terminate this license.

Revenues from Nycomed related to the Preotact agreement, for the years ended December 31, are as follows (in thousands):

	2009	2008	2007
Royalties	$10,541	$8,658	$3,236
Product sales	35	2,055	20,310
Milestone and license fees	2,203	302	6,528
Total revenues	$12,779	$11,015	$30,074

Nycomed Agreement for Teduglutide

In September 2007 the Company entered into a license agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed the right to develop and commercialize teduglutide, outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders. Teduglutide, a proprietary analog of GLP-2, is being evaluated as GATTEX® in a Phase 3 registration study known as STEPS for intestinal failure associated with short bowel syndrome and in preclinical development for chemotherapy-induced gastrointestinal mucositis and other pediatric indications. The Company received $35.0 million in up-front fees under the agreement. Nycomed paid the Company $10.0 million upon signing the license agreement and paid the Company an additional $25.0 million in up-front license fees in the fourth quarter of 2007. Under the terms of the agreement, the Company has the potential to earn up to $180.0 million in development and sales milestone payments plus royalties on product sales. Under the terms of the agreement, the Company was responsible to complete the first Phase 3 clinical trial in SBS and Nycomed may elect to share equally the future development costs with NPS to advance and broaden the indications for teduglutide. Additionally, under a previously existing licensing agreement with a third party, the Company paid $6.6 million in 2007 to the licensor and will be required to make future payments based on teduglutide royalties and milestone payments earned. Due to the Company's continuing involvement, the Company recognized revenue associated with the upfront fees over the estimated performance period and for the years ended December 31, 2009, 2008 and 2007, the Company recognized $2.5 million, $25.2 and $7.3 million in license fee revenue, respectively. The up-front license fee has been fully recognized as revenue as of December 31, 2009. Cumulatively through December 31, 2009, the Company has received 35.0 million in milestone payments from Nycomed under the license agreement. The license agreement with Nycomed is effective on a country by country basis for the longer of twenty years from first commercial sale or the expiration of the last patent. Prior to the first commercial sale, Nycomed may terminate upon 180 days written notice to the Company. Following the first commercial sale, Nycomed must provide 365-day written notice in order to terminate. If the Company receives such a termination notice, the Company may terminate the agreement at anytime prior to the expiration of Nycomed's requisite notice period. Either party may terminate upon material breach by the other party subject to a right to cure such breach.

In December 2008, Nycomed and the Company agreed to share equally in certain external clinical costs incurred by both companies, including those related to a second Phase 3 study of teduglutide in SBS. Reimbursements from Nycomed for their portion of the research and development activities are characterized as a reduction of the Company's research and development costs because performing contract research and development services is not central to the Company's operations.
  GlaxoSmithKline Agreement

In 1993, the Company entered into an agreement with GlaxoSmithKline (GSK) to collaborate on the research, development and commercialization of calcium receptor active compounds to treat osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. GSK also acquired an equity investment in the Company in 1993. Under the terms of the agreement, the Company may receive milestone payments and royalties from any product sales under the license and a share of the profits from co-promoted products. To date, GSK has paid the Company $12.0 million in milestone payments. A total of $5.0 million in milestone payments may still be earned under the agreement. The Company granted GSK the exclusive license to develop and market worldwide compounds described under the GSK agreement, subject to the Company's right to co-promote in the United States. Once compounds have been selected for development, GSK has agreed to conduct and fund all development of such products, including all human clinical trials and regulatory submissions. In December 2006, the Company entered into an amendment to the agreement with GSK that permits GSK to develop additional compounds. In consideration for this amendment, the Company received a $3.0 million fee and GSK agreed to pay up to an additional $27.0 million upon achievement of certain development and regulatory milestones for these compounds. The Company recognized no revenue in 2009, 2008 or 2007. The Company is entitled to receive a royalty from GSK that represents a percentage in the high single digits or low double digits, depending on sales, of such compounds should GSK commercialize any such compounds. The license agreement with GSK is effective for the longer of ten years from first marketing in the last country in the territory or the expiration of the last patent. GSK may terminate the agreement on 30-day written notice on a country-by-country basis if it reasonably determines that any compound developed under the agreement is not worth continued development. NPS may terminate the agreement on 90-day written notice if no compound is under development or commercialization for a period of twelve consecutive months, subject to GSK showing that it has a compound under development or commercialization or that it intends to enter development within six months. Either party may terminate upon material default by the other party subject to a right to cure such default. Upon termination, the rights and licenses we granted GSK revert to the Company.

In September 2008, the Company was notified by GSK that they have decided to terminate a Phase 2 dose-range finding study with Ronacaleret (SB-751689) in post-menopausal women with osteoporosis (study "CR9108963") earlier than expected due to an observed lack of efficacy based on lumbar spine and hip bone mineral density.  Ronacaleret (751689) is a calcilytic compound developed under the November 1993 collaborative research and worldwide exclusive license agreement.